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                                                                 EXHIBIT 3(ii).7


                        BURNHAM PACIFIC PROPERTIES, INC.
                               (the "Corporation")

                               AMENDMENT TO BYLAWS


         On August 30, 2000, the Board of Directors of the Corporation amended the Bylaws of the Corporation by:

         Deleting therefrom ARTICLE III, Section 2 in its entirety and inserting the following in lieu thereof:

         "NUMBER, TENURE AND QUALIFICATIONS. At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Directors may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number required by the Maryland General Corporation Law, nor more than seven (not including those directors elected pursuant to the Articles Supplementary relating to the Series 2000-C Convertible Preferred Stock), and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors."